August 16,2007

Unlted States Securltles & Exchange Commlsslon
TQ: Erlck Atallah
VIA FACSIMILE 202-7'72-9218

Re: VOS International, Inc.
Form 10-KSB Year Ended September 30,2006
Flle No. 0-27145

Dear Eric;

I received your letter dated July 6,2007. Please be advlsed that I have changed the flnancial statements
effective wlth the 3rdQuarter fllllngs, Each of your three recomrnendatlons has been incorporated in this
filing. Also, pursuant to your le~ter, acknowledge that you have advised us:
we

The company is responsible for the adequacy and accuracy of the disclosure In the filing;

Staff comments or changes to disclosure In response to staff comments do not foreclose the
Commission from taking any acrlon wlth respect to the fllllng, and;

The company may not assert staff comments 8s a defense in any proceeding initiated by the
Commlsslan or any person under the federal securities laws of the Unlted States.

Please feel free to contact me wlth any questions you might have.

Dennls La Vorgn
VOS International, Inc